Filed by Blackstone Products, Inc

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Blackstone Products, Inc.

Ackrell SPAC Partners I Co.

(Commission File No. 001-39821)

Transcript of SPACInsider Podcast

Nick Clayton:

Hello, and welcome to another SPACInsider podcast. I’m Nick Clayton, and this week, my colleague, Marlena Haddad and I, will be speaking with Roger Dahle, founder and CEO of Blackstone Griddles. Blackstone entered into a $900 million combination agreement with Ackrell SPAC Partners 1 in December. Blackstone has channeled the power of TikTok to popularize its line of outdoor griddles and found ways to capture efficiencies by vertically integrating its supply chain in China. We talk about the future of backyard products in a post pandemic world, and why Blackstone’s growth curve may look different from some of its competitors. Take a listen.

Nick Clayton:

So we’ve talked to all sorts of companies here, but I think Blackstone Griddles is the first that we can attribute a meaningful portion of its success over the past few years to TikTok with your hashtag racking up over 600 million views at the time this deal was announced probably far more now, but just how have you managed to do that? And where did the idea come from to make that a big part of your marketing approach?

Roger Dahle:

Well, yeah, we’re approaching a billion views right now on TikTok, so it has absolutely exploded and we’ve had a lot of success. Quite honestly, nobody sets down in a marketing meeting and says, “Hey, let’s go get a billion views on TikTok.” Right? That’s not really a planned event because that’s almost an impossibility if you’re really starting something from the ground up. But what’s happened with Blackstone is, the product has resonated so well with the consumer, and they love what they cook on it and they love to share what they cook on it, that they’ve gone to social media, and it’s not just TikTok, Facebook has over one and a half organically developed users groups, and they share what they cook almost every day.

Roger Dahle:

Now we have done a lot to drive our business on social media. We post every week and we cook every day. So we’re creating a lot of content that we then put out on social media, but we’re very fortunate in the fact that our consumers are the ones out advocating and advertising for us, if you will, because they love what they cook on their Blackstone and they love to share and show what they’ve done.

Nick Clayton:

I can imagine. And the griddle itself is a little bit out there in a way just in an outdoor cooking market that seems to be dominated by the old school grill. Can you talk a little bit about how you initially got your designs and ideas off the ground, and I’ve heard it’s quite the winding path.

Roger Dahle:

Yeah, it’s definitely one of those winding paths, but really it all started years ago when I saw a griddle being used in a social outside event. Right? Like at a lion’s club breakfast years ago. And I thought that was pretty cool. And then I live in Northern Utah and it’s a small rural community, and a lot of families gather and boy scout groups and such, and for breakfast, everybody will cook on a big flat top griddle as opposed to a grill. And I wanted to cook bacon outside and pancakes and scrambled eggs, and you can’t do that on a traditional gas charcoal grill.

Roger Dahle:

So that’s really where the inspiration came from. We didn’t invent griddles because obviously they’re in commercial kitchens and have been for many years, we were the first company really to take a griddle, make it affordable and convenient and easy and create a lot of value and take it to mass retail. So that’s really the differentiator for us.

Marlena Haddad:

And that gets into my next question. What exactly made you think that griddles were unique and more profitable opportunity as opposed to the other outdoor cooking appliances such as grills or smokers?

Roger Dahle:

It really started off with being inspired by the product, and I saw somebody who had made one just in a local welding shop. And I said that absolutely needs to be a retail and it needs to be on a shelf someplace, people would buy that product. I knew it, I was convinced and turns out that was true, but that’s really where it all started. It’s interesting, when we first started selling the griddle, when we would take it and show up to retail customers, we didn’t go in and say, “Hey, kick out one of your gas grills and put the griddle in its place.” We went in and said, “You need to offer this to your customers because they’ll buy both, they’ll buy a traditional gas grill, but they’ll buy a griddle.”

Roger Dahle:

And we really pitched cooking breakfast as our big advantage, and we started that way, but what happened is over time, people started figuring out that, “Hey, I can make smash burgers at home now.” “Oh, by the way, I can be a Benihana’s chef and do teppanyaki chicken and steak and fried rice and steam vegetables on a griddle. I can’t do that with my gas grill. Oh and I can do street tacos and I can make fajitas and all these different styles of food that people love.” Now they can do it in the backyard.

Roger Dahle:

So, we started with breakfast, but we quickly out placed even breakfast because most people cook lunch and dinner on their Blackstone, because they use it almost every day. Lots of folks use it all the time because of the variety of food that you could cook. So that’s really how that process got started.

Marlena Haddad:

Amazing. And then on the social media side, what makes TikTok special as opposed to the other social networks that are out there?

Roger Dahle:

Well, a griddle lends itself to cooking food really good, really fast. Like I mentioned, smash burgers, they take about eight minutes, nine minutes to cook, and you’re eating. And so with TikTok, it lends itself to that platform because there’s short, fast videos, and people will go online and create some food and cook something and they can edit it down to a very short time window, and you get what they’ve done as opposed to say something that uses smoke to flavor the food like pellet grill or traditional offset smoker, that can take 14 hours to cook the food. No one’s going to sit there for 14 hours obviously. Or, if you edited that and showed it in fast format, it just defeats the whole purpose of the way those products cook food.

Roger Dahle:

So, griddle cooking lends itself and the variety of food. I mean, when you think of a gas or charcoal grill, you think of steak chicken, hamburgers and hotdogs, and you think Memorial Day to Labor Day, that’s what that industry had been my industry now for many, many years, really kind of boring, no innovation, nothing cool, just the same old stuff. Yeah, it’s 4th of July, let’s barbecue. What should we cook? Well, let’s cook chicken and then you burn the outside of it and the inside it’s not cooked properly. So, they’re harder to cook on, they’re not as fast, they’re not as fun, they’re smokey and you got flames. So it scares a lot of people away from the experience.

Roger Dahle:

But with the griddle, anybody can cook on a griddle. We have kids, we have moms, we have dads, we have grandmas, grandpas, everybody can cook on a griddle. So it’s fast, it’s fun, it’s easy. And again, I just keep repeating variety of food, but that’s really the key.

Nick Clayton:

Totally. Well, I think TikTok is maybe what grabbed a lot of people’s attention your direction, looking through your materials, one of the most interesting things I found about the deal is how you’ve managed to secure your manufacturing capacity in China through your partner, Cowell International. So how did that partnership initially come about? And can you talk about some of the strategic benefits you see it bringing moving forward?

Roger Dahle:

Yeah, it’s a family business over there. It’s a father and son, and they’re Taiwanese. And so, I first met them many years ago when I was working for a large fitness manufacturing company, and they moved over to mainland China in the city called Xiamen, which is their ancestral home, and started opening up factories. In 2013, 2014, I was starting to have some traction with the griddle, and I knew I needed a really good manufacturing partner.

Roger Dahle:

And so, I would go to all the big grill factories in China and none of them were interested. Number one, my volume was tiny at the time, and number two, they didn’t want to deal with the big heavy griddle plate. The thing weighs seven pounds and it’s harder to manufacture. Their tooling and their equipment, they were all set up to do traditional gas and charcoal grill. So they weren’t interested.

Roger Dahle:

So, I contacted the Lee family who I knew and went over and visited with them in 2014, and that’s how this whole thing got started. So it’s folks that I knew had a lot of trust with had some past business experience with, and they had never built grills before at all. So, it was brand new for them, but the timing was really good because they had just finished manufacturing a new facility and they didn’t really know what they were going to build in it, and so our timing was good and that’s how we got started.

Nick Clayton:

And I think there’s obviously plenty of brands, plenty of products that are manufactured across the Pacific, but not all have necessarily that strong connection with their manufacturing partner. How do you think that’s going to help you in the future as well?

Roger Dahle:

Well, they’re completely committed to the project and their facility that they’re building Blackstone and that’s all they build there. They don’t build any other competitive grills or griddles obviously, and their main business was fitness business, and they don’t even build the fitness equipment at that facility anymore, they’ve got it at their other plant. It’s about 10, 15 miles away. So they’re completely dedicated to Blackstone. It’s a huge facility, it’s over 3 million square feet of manufacturing space, fully staffed, controlled, huge facility that we have in mainland China that we’re able to really control the production, control what we want to build and when we want to build it, all of those kinds of things are in our favor.

Nick Clayton:

And kind of a corollary of that is just that, one of the scare words in the market over the past few years is supply chain. So, how does that partnership help you? And just in general, how do you plan to avoid some challenges in that department?

Roger Dahle:

Well, nobody’s escaped it. Right? I mean, any industry, anybody who puts something inside of a box and not even just that, but everybody’s been affected by supply chain, lack of containers, cost of containers, raw materials, being more difficult to get at different points in times. Then the other part of the supply chain is just COVID still existing in mainland China with potential shutdowns and lockdowns by city, by region. So, having a large facility and a good partnership like we do with Cowell is beneficial in every single way.

Roger Dahle:

Earlier this year, we couldn’t get containers. So they just built inventory and we actually stacked inventory in mainland China, something we’ve never done before. Then the other thing that’s interesting about Blackstone is, most of our sales, a high, high percentage of our sales on griddles are sold directly from our factories to our US based customers. So, we’re relying on Lowes and Depot and Ace and Walmart and Amazon to get containers. So that’s been really a big part of the puzzle for us as well is that we just ship direct import to most of our customers.

Marlena Haddad:

And some of that got to the profitability question, as you’ve managed to turn pretty impressive EBITA margins and what is often a low margin consumer goods market. So, where do you find the savings to maintain that efficiency?

Roger Dahle:

That’s a multi part answer. Right? There’s many different things that we do to try to drive our margin. One of them is we ship FOB China, so I’m not burdened with high freight costs or the tariff that’s associated with our product. Our retailers bear that cost. As a result, we sell the product to them at a lower cost, because they’ve got to bear those costs, it’s got to be accounted for. But efficiencies start off by being able to buy raw materials in bulk, we sell millions of units of product. And so, our factory is able to go and negotiate with suppliers in China for steel and raw materials and they go buy 2 million parts. I don’t care, we’ll sell them. So, that’s beneficial number one.

Roger Dahle:

And then efficiencies all the way through the supply chain, whether we’re importing it ourselves, we opened a couple of new distribution facilities here where we live in Northern Utah, and we invested some good money in those, and we put some automated equipment so that we can increase our daily shipping boxes that we send out on a daily basis. That’s been a really big thing for us. And then our operating expenses and our overhead, we’re fortunate that we have lower cost structure where we live again. And as a result, we can operate at a pretty efficient rate as some of my competitors have a little bit more challenge there.

Marlena Haddad:

And it looks like you see the United States as representing about half of your total adjustable market, what plans do you have for international expansion and what markets appear to be the most enticing?

Roger Dahle:

Fortunately for us, our brand is preceding us in a lot of foreign countries right now. And we do see the international market at least as big as the US market. So it’s a great opportunity and we really haven’t even really scratched the surface yet, we’re just getting started. We also hired some full-time employees in Mexico City, we know that product right now is going across the border. There’s a lot of independent Ace dealers and True Value dealers, and they’ll buy in US and they’d ship to foreign countries. That’s already happening.

Roger Dahle:

But in Mexico we see some really big opportunities from some great retailers there. And here’s one that I just didn’t see coming. We’re actually making a lot of headway in the Middle East countries. Saudi Arabia in particular, we’ve been over there to a couple of trade shows through a distributor and the commitments and orders that we’re getting, they’re just really cool. Right? It’s like, “Oh, that’s awesome.” So, probably those countries I’ve mentioned, and then in the EU, we have a lot of interest right now in Germany, France, Spain, and in the UK.

Marlena Haddad:

And just getting back into COVID, do you have any concern that with the pandemic waiting, people are going to be spending less time cooking in their own backyard? What have the numbers shown you so far?

Roger Dahle:

So, interesting question for us because the pandemic, the outdoor industry, anything that was outside had a benefit from COVID without question. I mean, even categories like golf picked up and started doing a lot better, because people could do it outside. In our industry in particular, anything in the backyard had a tremendous benefit from COVID, because people were home, they were fixing up their yards, they were planting more flowers, they were buying more cooking units to stay outside and have that fun.

Roger Dahle:

But for Blackstone, the crazy thing is, COVID didn’t feel any different for us. And then the other thing is because, as I mentioned earlier, we sell our product FOB China. We don’t speculate in the US with a lot of on hand griddle inventory. We have a really low number of inventory dollar amount than my peers do. So, we didn’t see a COVID bump because I didn’t have the inventory to take advantage of it. I wished

I did. Now, as we’re coming out of COVID in the US, and as we move forward, the big question is, “Okay, was there a COVID bump? Was there a pull up in sell through? Is it going to continue and slow down?”

Roger Dahle:

From what I’m seeing, I believe that my peer competitors will probably go back to pre COVID normal growth rates. Blackstone is different though. And this is really interesting and a big advantage for us. We’re just in a different life cycle in our company’s history, and where our product is still very innovative, very new and still very disruptive, until we hit full household penetration, we’re still going to experience the same kind of growth that we’ve had in the last several years.

Roger Dahle:

So, right now we know that from some market surveys that we do, over 65% of people have still never heard of Blackstone, or even though anything about our company. I’d be shocked if you guys knew anything about Blackstone before we scheduled this call, I bet you didn’t. That’s like most people. As we continue to advertise on traditional television, drive social media, increase our footprint in our retail channel partners, more and more and more people become aware of our product, and that’s how we continue to grow at the pace that we’re growing. When people learn about a griddle, they go, “Oh my gosh, that makes total sense. I got to get one.”

Nick Clayton:

Yeah, I can speak from experience that I’ve definitely been checking you guys. I’m not committed to buying one just yet, but they definitely seem enticing. And so, you’re right, until this back deal was announced, I had not heard of them. But to that point on your side of things, just how did you yourself come around to the decision to opt for a back deal rather than a regular IPO or just continued private funding?

Roger Dahle:

Yeah. It goes back almost two years now, and it really was started by working with my partners in China, the Lee family. They knew that the growth that we were experiencing was going to require a lot of working capital, and that we needed to be in a financial position to take advantage of that growth. We started exploring options clear back then to reduce their ownership and to put more working capital into the company.

Roger Dahle:

And I am telling you, we went through every scenario that you traditionally think of. We talked to VC groups, we talked to strategic players in this category, we talked to debt lenders. We talked to everybody. Then a couple of my peers went public, Traeger went public, and Weber went public, and we started looking at their numbers now that we could see them, we started making some evaluations.

Nick Clayton:

Really interesting, that following from that, what are some of the advantages of being a public company that you’re most excited to leverage after the deal closes?

Roger Dahle:

So, number one, I think it’s going to expose our brand faster and quicker. More and more people will find out about us as we become a publicly traded company. Number two, it’s going to put some working capital on the balance sheet. So, I really want to expand my international business a lot faster because we’re developing a product that hasn’t existed before in the outdoor cooking space, griddles. We’re the ones that took it there. I don’t want to show up in France five years from now and have three brands out there already beating me to the point, when we’re the ones who developed it.

Roger Dahle:

So, international expansion is really, really key for me. To have that kind of working assets, right, on the balance sheet, it’s going to allow me to do that. It’s going to allow me to do more marketing and advertising here in the US. I’ve got to get that other 65% of the people who’ve never heard of us, aware of our product, and that’s going to help with our growth. Then just having some assets, again, working capital available, if we ever want to look at any expansions or acquisitions or things strategically, that would make a lot of sense. It gives us access to that where being privately held, it really holds back a lot of that opportunity.

Marlena Haddad:

And you’ve expanded recently into outdoor cooking accessories, but not yet into non griddle cooking methods. So, do you see yourself ever making old school grills or is griddle just too central to the brand?

Roger Dahle:

Yeah. Fun question. I have to be really cautious how I answer that, because I’m pretty emotional and I’m pretty biased. Right? Number one, we have had other cooking platforms. We have a pizza oven, and we re-engineered and we’re reintroducing that pizza oven. It’s the coolest thing ever. They’ll cook a pizza in about 90 seconds. It gets up to 900 degrees in the baking chamber. It has a turntable, so you put the pizza in and it slowly turns around. You don’t have to touch it, you don’t have to lift it up and dome it, you don’t have to be a pizza chef. Anybody could cook a pizza, and it’s awesome coming out of that oven.

Roger Dahle:

So we’ve had other items, we’ll have the pizza ovens coming out, and then we’ll look at other cooking platforms, but we are not a type of company who just goes and makes like a pellet grill, for example, because they’re really popular, and we could make one. I could have done that five years ago and I could have sold a bunch of them, but that’s not who Blackstone is. When we make a product, we want a specific reason why we’re doing it. It needs to have innovation. And if it doesn’t, I’m just not going to be [inaudible 00:19:43] too.

Roger Dahle:

Now, as far as a traditional gas grill, probably not, unless we think of something that’s really cool. What happens with gas grills, when people buy a Blackstone, after about 30 days, they get pushed out to the front of the driveway with for sale sign on, because they just quit using them. Right? You cook so many more foods on a Blackstone and you can on a regular gas grill, you just quit using it. Pellet grills, hey, if you want to take 10, eight hours and cook some food, yeah, it’s phenomenal. But most people only do that on vents, but a Blackstone griddle you use it every day.

Nick Clayton:

Yeah, and with that, you noticed you have even ... you mentioned the pizza oven, but also air fryers and things like that. It feels like the inside kitchen is getting all these different, these new appliances. There’s all trends with sous vide and all different ways of cooking inside. I mean, are you seeing some exciting new things in the same way that griddle cooking has been new and you’re being able to get there, like some really new innovative things that can be grabbing some of that excitement that’s happening inside the kitchen and take it outside?

Roger Dahle:

Well, we’re going to do that, we’re going to do the reverse of that. So you mentioned air fryers, they are the number one selling indoor appliance right now. And you see that on infomercials and they’ve been selling them for years, and you’re starting to even see on packaged foods, frozen foods, air fryer instructions on how to cook the food. So they’re going to be here for a long time, and we have patents on our air fryer technology. So, we’re the only guys that can put that on outdoor cooking product, which is a pretty cool thing.

Roger Dahle:

But what we’re also doing is expanding into the outdoor electric griddles, and we introduced a couple of those last year. And by the way, it’s also an indoor electric griddle. So we were outdoor, now we’re indoor. So we might go indoor, outdoor with our cooking products because of electricity. And most of the people who are buying our electric griddles, and there are 17 and there are 22, they’re both countertop griddles, they’re smaller units. Most people are using them most of the time inside supposed to outside. So that’s pretty exciting for us is that we’re moving our brand now inside the kitchen onto the countertop.

Nick Clayton:

Sounds like that would be a lot of fun, no matter when it comes to market, I think it’s going to be continue to be fun to watch the company on TikTok and outside of TikTok. But thanks so much for being on, Roger, we really appreciate it.

Marlena Haddad:

Yeah, thank you.

Roger Dahle:

Yeah, it was fun. Thank you guys. I appreciate it very much.